UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 1-15256

BRASIL TELECOM S.A.

(Exact Name as Specified in its Charter)

Brazil Telecom Company

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.3.0029520-8

PUBLICLY-HELD COMPANY

EXTRACT OF ITEM 1 OF THE MINUTES OF THE MEETING OF THE BOARD OF

DIRECTORS HELD ON JULY 13, 2011

In my role as secretary of the meeting of the Board of Directors, held on this date, I CERTIFY that item 1 of the Agenda, the “Issuance of Debentures by the Company, with guarantee by TMAR,” of the Minutes of the Meeting of the Board of Directors of Brasil Telecom S.A., held on July 13, 2011, at 2:30 p.m., at Rua Humberto de Campos No. 425, 8th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“As to item 1 of the Agenda, Bayard Gontijo presented a proposal to raise funds for the Company, with a guarantee of its indirect controlling shareholder Telemar Norte Leste S.A. (“TMAR”), through the issuance of debentures with restricted efforts, (CVM Instruction No. 476/09”), in the aggregate amount of R$1 billion (one billion reais), to be coordinated by Banco Santander, with the objective of increasing the average term of its debt at competitive costs. The proceeds from the issuance will be used for working capital and to refinance debt with maturities throughout the year 2011. The technical characteristics of the transaction are as follows: (a) Amount: up to R$1 billion; (b) Term: 6 years bullet; (c) Maximum interest rate: CDI + 1.0% per annum; (d) Fee: 0.60% flat; (e) Total cost: CDI + 1.10% per annum; (f) Type: unsecured, simple, not convertible into shares; (g) Guarantee: endorsement of TMAR; (h) Form: nominative, book entry debentures, without the issuance of certificates; (i) Quantity: 100 debentures; (j) Series: single; (k) Face value per unit: R$10 million; (l) Date of issuance: upon subscription and payment of the debentures; (m) Interest: payable annually, accruing over the principal amount, equivalent to the DI over extragrupo rate, which is the variation of the average daily interbank deposit rate expressed as a percentage per annum, based on 252 business days, calculated on a daily basis and disclosed by CETIP (“DI Rate”), increased by a pre-fixed rate of 1% per annum, based on 252 business days; (n) Early Redemption: at any time, subject to a premium of 0.10% per annum; (o) Acceleration: the debentures may be accelerated according to the terms and conditions established in the Indenture, according to common market and Company practices; and (p) Registration: the debentures will be listed for trading in the secondary market though the National System of Debentures (SND – Sistema Nacional de Debêntures). The members of the Board unaminously approved the proposal for the issuance of debentures, with João Carlos de Almeida Gaspar having voting in favor of the issuance but against the proposed guarantee by Telemar Norte Leste S.A.”

All of the members of the Board of Directors were present and affixed their signatures: (/s/) José Mauro Mettrau Carneiro da Cunha – Chairman, João de Deus Pinheiro de Macedo, Francis James Leahy Meaney and João Carlos de Almeida Gaspar. Rio de Janeiro, July 13, 2011.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2011

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer